SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Appointment of Ms. Maria Elizabeth S. Sichon as
Chief People and Culture Officer and as Non-Voting
Member of the Executive Compensation Committee and
Governance and Nomination Committee of the Board of
Directors;
2. Promotion/appointment of officers; and
3. Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Preferred Stock.

February 7, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

February 7, 2017

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,786 As of December 31, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	February 7, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Election of Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on February 7, 2017:

1.	The Board confirmed the appointment of Ms. Maria Elizabeth S. Sichon as Chief People and Culture Officer and as Non-Voting Member of the Executive Compensation Committee and Governance and Nomination Committee of the Board of Directors, vice Mr. Menardo G. Jimenez, Jr., effective immediately.

2.	The Board approved the promotion of Mr. Albert Mitchell L. Locsin from Vice President to First Vice President, SME Business, effective February 7, 2017.

3.	The Board confirmed the appointment of the following persons to the positions indicated opposite their respective names:

Name	Position	Effectivity Date

1. Leah Camilla R. Besa-Jimenez	First Vice President – Group Data Privacy Officer	February 1, 2017

2. Minerva M. Agas	Vice President – Logistics	September 1, 2016

3. Carlo S. Ople	Vice President – EICB Digital Marketing Strategy	December 1, 2016

4. Dale M. Ramos	Vice President – Network Build	September 16, 2016

Ms. Leah Camilla R. Besa-Jimenez has over 20 years of experience in digital, data, CRM/CVM (focusing on data analytics, datawarehouse, and loyalty & retention), marketing, media, product and social. Prior to her appointment in PLDT, she served as Consultant – CVM (CCM & Loyalty) and Digital Engagement of Smart Communications, Inc. (“Smart”). She also served as a First Vice President/Group Head of Smart for Digital Media from September 2012, and for Media Convergence from June 2013 to May 2015. Her other previous employments include Chief Executive Officer of Starcom Mediavest Group Manila, Philippines from May 2015 to December 2016, Managing Director of Netbooster Asia, Inc. (now called Movent, a GroupM Company) from January 2011 to August 2012 and General Manager of Proximity Philippines from March 2006 to December 2010. She also served as Head-Wireless CRM (Core Wireless Member) of Globe Telecom from May 2003 to March 2006 and worked in Ogilvyone WorldWide Manila, Philippines/Ogilvy & Mather (Philippines) for around 8 years as Account Manager/Client Service Director from 1995 to 2002 and as Director of Business Development of Ogilvy & Mather (Philippines) until May 2003. She obtained her Bachelor of Arts Degree in Communications Arts and Bachelor of Science Degree in Commerce Major in Marketing Management from De La Salle University.

Ms. Minerva M. Agas was the Head of Procurement of Smart from 1995 to 2005 before assuming her present position as Head of Logistics of Smart and PLDT. She obtained her Bachelor of Science Degree in Marine Biology from the University of the Philippines and Master in Business Administration from De La Salle University Graduate School of Business.

Mr. Carlos S. Ople is a veteran digital marketing executive with a wealth of experience across various disciplines. He is the founder and Editor-in-Chief of Unbox.ph, a technology and gadget website. Prior to joining PLDT, he was the Managing Director of Dentsu Jayme Syfu (formerly Digit DM9) from January 2013 to November 2016 and Digital Marketing and Business Consultant of TAPE Inc. since August 2015. He also served as News Media Head of TV5 from December 2010 to December 2012, Digital Marketing Manager of Friendster from September 2009 to March 2010 and Marketing and Business Development Manager of Level Up from January 2005 to September 2009. He obtained his Bachelor of Arts Interdisciplinary Studies Degree from the Ateneo de Manila University.

Mr. Dale M. Ramos was the Project Director-Network PMO of Bell Telecommunications Philippines, Inc. prior to joining PLDT in September 2016. His other past positions include Assistant Vice President of Base Station Project/Operations of HKT Limited (Hongkong), Senior Manager-Base Operations of CSL Limited (Hongkong), Roll-out Manager (USA, Hongkong), Network Operations and Integration Senior Engineer (USA) and Field Manager (China, Brazil, Philippines) of Nokia-Siemens Network, and BSS Operation and Maintenance Engineer of Total Access Communication (Thailand). Mr. Ramos is a Certified Practicing Project Manager (Australian Institute of Project Management) and a licensed Electronics and Communications Engineer. He obtained his Bachelor of Science Degree in Electronics and Communications Engineering from Mapua Institute of Technology.

4.	The Board declared a cash dividend of 12,150,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending March 15, 2017, payable on March 15, 2017 to the holder of record on February 24, 2017.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2016, which are sufficient to cover the total amount of dividends declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

February 7, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 7, 2017